Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2007	2006
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$364,071	$158,499
Add (deduct):
Equity in earnings of unconsolidated entities	(46,078)	(41,440)
Distributions from unconsolidated entities	43,169	37,176
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(9,390)	(6,709)
	$351,772	$147,526
Add fixed charges:
Consolidated interest expense (1)	45,009	46,215
Interest portion (1/3) of consolidated rent expense	14,197	14,917
	$410,978	$208,658

FIXED CHARGES:
Consolidated interest expense	$45,009	$46,215
Interest portion (1/3) of consolidated rent expense	14,197	14,917
	$59,206	$61,132

RATIO OF EARNINGS TO FIXED CHARGES	6.94	3.41

(1)          Interest expense on income tax contingencies is not included in fixed charges.